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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PUBLICIS GROUPE S.A.

(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE EUR .40 PER SHARE

(Title of Class of Securities)

744 63 M 106

(Cusip Number)

Ezra Borut
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: DENTSU INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 48,886,415 (representing 86,472,630 voting rights) (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 28,691,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,886,415 (representing 86,472,630 voting rights)(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.0% (equity interest); 35.8% (voting rights) (1)

14.	Type of Reporting Person (See Instructions): CO

(1)	Includes 28,691,075 Shares directly owned by the Reporting Person, which Shares have, in the aggregate, 46,081,950 voting rights. The Reporting Person has contributed to the SEP described in Item 4 hereof the right to exercise the voting rights in 11,181,399 of those Shares (with 11,181,399 voting rights). Madame Badinter, as manager of the SEP, has the right to exercise such voting rights in the SEP. The Reporting Person has direct voting power with respect to 17,509,676 of those Shares (with 34,900,551 voting rights, which equals approximately 14.4% of the total voting rights of the outstanding Shares).

Also includes the following Shares, to which the Reporting Person disclaims beneficial ownership: (i) 6,922,320 Shares directly owned by Madame Badinter, which Shares have, in the aggregate, 13,844,640 voting rights, of which 6,922,320 Shares Madame Badinter has contributed to the SEP the right to exercise the voting rights in 1 Share (with 2 voting rights) and (ii) 13,273,020 Shares (with 26,546,040 voting rights) in which Madame Badinter has a usufruct interest that entitles her to (x) all economic rights attached to such Shares and (y) vote such Shares at general shareholder meetings of the Issuer.

See Items 4 and 5.

Amendment No. 2
to
Statement on Schedule 13D

Item 1. Security and Issuer.

     This Amendment No. 2 is filed by the undersigned to amend and restate in its entirety the Schedule 13D originally filed on October 4, 2002 by Dentsu Inc., as amended and restated in its entirety by Amendment No.1 to the Schedule 13D filed on December 5, 2003, and relates to the ordinary shares, nominal value EUR 0.40 per share (the “Shares”), of Publicis Groupe S.A., a company organized under the laws of the Republic of France (the “Issuer”). The principal executive offices of the Issuer are located at 133, Avenue des Champs Elysees, 75008 Paris, France.

Item 2. Identity and Background.

     (a)-(c) and (f) The name of the person filing this statement is Dentsu Inc., a company organized under the laws of Japan (the “Reporting Person”). The principal business of the Reporting Person is the provision of advertising and marketing communications services. The address of the principal business and the principal office of the Reporting Person is 1-8-1, Higashi-shimbashi, Minato-ku, Tokyo 105-7001, Japan.

     The following information for each director and executive officer of the Reporting Person is set forth on Schedule A and incorporated herein by reference: name; business address; present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship.

     (d)-(e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On September 24, 2002, Bcom3 Group, Inc. (“Bcom3”) merged with and into Philadelphia Merger Corp. (“PMC”), a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Publicis/Bcom3 Merger”), pursuant to an Agreement and Plan of Merger, dated March 7, 2002, as amended (the “Publicis/Bcom3 Merger Agreement”), among the Issuer, Bcom3, PMC, and Philadelphia Merger LLC, a Delaware limited liability company and a subsidiary of the Issuer. The Publicis/Bcom3 Merger occurred immediately after the merger of Boston Three Corporation, a Delaware corporation and a wholly-owned subsidiary of Bcom3, with and into Bcom3 (the “First Step Merger”), pursuant to an Agreement and Plan of Merger, dated March 7, 2002 (“First Step Merger Agreement”), among Bcom3, Boston Three Corporation, and the Reporting Person.

     Prior to the First Step Merger, the Reporting Person held 4,286,123 shares of Class B common stock of Bcom3 (“Bcom3 Class B Shares”) which it acquired as follows: (i) 4,274,248 Bcom3 Class B Shares on March 14, 2000, for a purchase price of $115.38 per share, and an aggregate purchase price of $493,162,734.20; (ii) 10,000 Bcom3 Class B Shares on April 20, 2001, for a purchase price of $130 per share, and an aggregate purchase price of $1,300,000; (iii) 625 Bcom3 Class B Shares on January 23, 2002, for a purchase price of $130 per share, and an aggregate purchase price of $81,250; and (iv) 1,250 Bcom3 Class B Shares on June 13, 2002, for a purchase price of $130 per share, and an aggregate purchase price of $162,500. The source of funds for each such purchase was internal funds of the Reporting Person.

     In connection with the First Step Merger, the Reporting Person paid $498,702,393, and as a result of the First Step Merger, the Reporting Person held approximately 7,134,600 Bcom3 Class B Shares, all of which were canceled and converted in the Publicis/Bcom3 Merger into, among other things, (i) 28,691,075 Shares, (ii) the bare legal title (nue-propriété) and voting rights but not the economic interests (“Temporary Bare Legal Title”) in 6,827,629 additional Shares until September 24, 2004, on which date the bare legal title and related voting rights automatically reverted to the holders of the usufruct interests (usufruit), or economic interests, in such Shares (iii) a certain number of obligations remboursables en actions nouvelles ou existantes (the “ORANEs”) and (iv) a certain number of warrants to purchase Shares (the “Warrants”) detached from certain obligations à bons de souscription d’actions. The Reporting Person borrowed an aggregate of 50 billion yen to finance such payment (approximately $400 million as of September 24, 2002) from the following six Japanese insurance companies: (i) Nippon Life Insurance Company, (ii) Sumitomo Life Insurance Company, (iii) The Dai-Ichi Mutual Life Insurance Company, (iv) Meiji Life Insurance Company, (v) The Yasuda Mutual Life Insurance Company, and (vi) The Taiyo Mutual Life Insurance Company, and paid the balance of such payment with the internal funds of the Reporting Person. The borrowed funds are fully recourse to the Reporting Person and will be repaid by the Reporting Person in four equal installments on September 27 of calendar years 2004, 2005, 2006 and 2007. The September 27, 2004 installment was paid in full.

     The preceding summary of the First Step Merger, the Publicis/Bcom3 Merger and the Temporary Bare Legal Title is not intended to be complete and is qualified by reference to the First Step Merger Agreement, the Publicis/Bcom3 Merger Agreement, and the Agreement for the Transfer of the Nue-Propriété of Certain Publicis Shares, dated September 24, 2002 (the “Usufruct Agreement”), among Wilmington Trust Company, acting as special nominee, the Reporting Person, and the Issuer, which agreements are all filed as Exhibits hereto and incorporated herein by reference. The First Step Merger, the Publicis/Bcom3 Merger, and the arrangements with respect to the Temporary Bare Legal Title are described in more detail in Amendment No. 4 to Form F-4, Registration Statement under the Securities Act of 1933, filed by the Issuer with the Securities and Exchange Commission on August

14, 2002 (Registration No. 333-87600) and the definitive proxy statement of Bcom3 dated August 22, 2002 and filed with the Securities and Exchange Commission on August 23, 2002.

     On December 23, 2002, Mr. Yutaka Narita (“Mr. Narita”), then Chairman and CEO of the Reporting Person and now Principal Advisor and Chairman of Dentsu Group, acquired 200 Shares on the open market as a newly appointed member of the Supervisory Board, as required by the by-laws (statuts) of the Issuer. The source of funds for such purchase was the personal assets of Mr. Narita.

     On September 28, 2004, Mr. Fumio Oshima (“Mr. Oshima”), an employee of the Reporting Person and a former member of the Supervisory Board of the Issuer (“the Supervisory Board”), executed a transfer order to transfer all right and title to 200 Shares (the “Oshima Borrowed Shares”) that, on December 20, 2002, he had borrowed from the Reporting Person pursuant to the Share Loan Agreement, dated December 20, 2002 (the “Oshima Share Loan Agreement”), between the Reporting Person and Mr. Oshima. The Shares were transferred to the Reporting Person on October 1, 2004.

     On September 9, 2004, Mr. Tateo Mataki (“Mr. Mataki”), the President and CEO of the Reporting Person, was appointed as a member of the Supervisory Board. The Reporting Person intends to execute a Share Loan Agreement with Mr. Mataki in the near future, substantially in the form of the Oshima Share Loan Agreement, pursuant to which Mr. Mataki will acquire an interest in 200 Shares as required by the by-laws (statuts) of the Issuer, by borrowing such shares from the Reporting Person in accordance with applicable provisions under French law.

Item 4. Purpose of Transaction.

     The Shares have been acquired by the Reporting Person for investment purposes.

     On December 2, 2003, the Reporting Person executed (i) a Shareholders’ Agreement with Madame Elisabeth Badinter (“Madame Badinter”), dated as of November 30, 2003 (as amended by the First Amendment to the Shareholders’ Agreement, dated as of September 24, 2004, between Madame Badinter and Reporting Person, the “EB Shareholders’ Agreement”); (ii) a Shareholders’ Agreement with the Issuer, dated as of November 30, 2003 (as amended by the first Amendment to the Shareholders’ Agreement, dated as of September 24, 2004, between the Issuer and the Reporting Person, the “Publicis Shareholders’ Agreement”); and (iii) a Strategic Alliance Agreement with the Issuer, dated as of November 30, 2003 (the “SAA”; together with the EB Shareholders’ Agreement and the Publicis Shareholders’ Agreement, the “Agreements”).

     On May 15, 2003, pursuant to the Agreement and Plan of Merger, dated as of March 28, 2003, by and among Societe Anonyme Somarel (“Somarel”), the Issuer and the other shareholders of Somarel listed on the signature pages thereto, Somarel merged with and into the Issuer, with the Issuer as the surviving corporation (the “Somarel Merger”). As a consequence of the Somarel Merger, each Somarel shareholder, including Madame Badinter, received ten ordinary Shares in exchange for each share of Somarel that such shareholder held. The detailed terms of the Somarel Merger are contained in a French prospectus (the “Prospectus”) filed by the Issuer with the Commission des Operations de Bourse in Paris, which was included in the Issuer’s proxy statement mailed to its shareholders in connection with its May 15, 2003 shareholder meeting. An English translation of the Prospectus was included with the Issuer’s Form 6-K, filed with the Securities and Exchange Commission on April 21, 2003.

     Under the EB Shareholders’ Agreement and the Publicis Shareholders’ Agreement, the Reporting Person is prohibited from holding, alone or in concert, more than 15% of the voting rights of the shares of the Issuer, as calculated in the specified manner and subject to specified exceptions (the “15% Voting Rights Standstill”), and the Reporting Person has also agreed (i) not to transfer any Shares or Warrants owned by it until July 12, 2012, subject to specified exceptions and (ii) to be subject to specified restrictions on any transfer of Shares or Warrants after July 12, 2012. In addition, with respect to the ORANEs received by the Reporting Person in consideration of the Publicis/Bcom3 Merger, the Reporting Person has agreed under the EB Shareholders’ Agreement and the Publicis Shareholders’ Agreement to be subject (x) to the same transfer restrictions and orderly marketing procedures applicable to the ORANEs received by the former holders of class A common stock of Bcom3 in consideration of the Publicis/Bcom3 Merger, for as long as such restrictions shall be in force and (y) after the termination of such transfer restrictions and orderly marketing procedures, to the right of first offer by the Issuer under the terms of the Publicis Shareholders’ Agreement. The Issuer and Madame Badinter have agreed in the EB Shareholders’ Agreement and the Publicis Shareholders’ Agreement to take specified actions to protect the Reporting Person against dilution resulting from a capital increase of the Issuer through the issuance of securities to which the Reporting Person may not subscribe by using preemptive rights.

     Under the EB Shareholders’ Agreement and the Publicis Shareholders’ Agreement, the Reporting Person is entitled to designate two members to the Supervisory Board so long as the Reporting Person owns, directly or indirectly, not less that 10% of the outstanding Shares, as calculated in the specified manner, subject to specified adjustment if the size of the Supervisory Board is increased.

     Under the SAA, the Reporting Person and the Issuer have agreed to form a strategic alliance in respect of their businesses, the terms and conditions of which are set forth in the SAA.

     Subject to the Agreements, the Reporting Person may from time to time consider a number of strategies for enhancing value that may relate to or result in, among others, (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) a material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any strategies that the Reporting Person may pursue will depend upon a number of factors, including, without limitation, current and anticipated future trading prices for the Issuer’s securities, the business, prospects and financial condition, results of operations and prospects of the Issuer, general economic, market and industry conditions, currency exchange rates, other developments and other investment opportunities, subject to the Agreements.

     The preceding summary of the Agreements is not intended to be complete and is qualified by reference to the Agreements, which are all filed as Exhibits hereto and incorporated herein by reference.

     On December 23, 2002, Mr. Narita acquired 200 Shares on the open market as a newly appointed member of the Supervisory Board, as required by the by-laws (statuts) of the Issuer.

     On September 9, 2004, Mr. Mataki, the President and CEO of the Reporting Person, was appointed as a member of the Supervisory Board. The Reporting Person intends to execute a Share Loan Agreement with Mr. Mataki, pursuant to which Mr. Mataki will acquire an interest in 200 Shares as required by the by-laws (statuts) of the Issuer, by borrowing such shares from the Reporting Person in accordance with applicable provisions under French law.

     On September 24, 2004, the Temporary Bare Legal Title in 6,827,629 Shares, and the voting rights related thereto, reverted automatically to the holders of the economic interests in such Shares, in accordance with the provisions of the Usufruct Agreement.

     On September 24, 2004, Madame Badinter and the Reporting Person formed a partnership (the Societé en Participation (“SEP”)) and approved by-laws (statuts) of the SEP, an unofficial English translation of which is attached as Exhibit 9 hereto and incorporated herein by reference. The by-laws (statuts) provide that the purpose of the SEP is to exercise the voting rights attached to the Shares for which the right to exercise voting rights was contributed to the SEP (the “SEP Shares”). The term of the SEP expires on the earlier of September 24, 2014 or the date on which the EB Shareholders’ Agreement terminates, except in the event of extension or prior dissolution, as decided by Madame Badinter and the Reporting Person unanimously. The by-laws (statuts) provide that the Reporting Person will, during the duration of the existence of the SEP, contribute to the SEP the right to exercise the voting rights in respect of those Shares it holds which would cause it to have voting rights in excess of 15% of the Issuer’s voting power. The by-laws also provide that, to the extent the Reporting Person’s voting power in the Issuer falls below 15%, the right of the SEP to exercise the voting rights attached to the SEP Shares will immediately end only to the extent that it allows the Reporting Person to have voting rights equal to 15% of the voting power of the Issuer. The by-laws (statuts) provide that there will be one manager of the SEP who will be appointed and dismissed unanimously by Madame Badinter and the Reporting Person and who shall initially be Madame Badinter. The manager has the power to manage the SEP and, among other things, exercise the voting rights attached to the SEP Shares.

     As of September 24, 2004, the Reporting Person contributed the right to exercise the voting rights in 11,181,399 of its Shares to the SEP. As of October 1, 2004, Madame Badinter contributed the right to exercise the voting rights in one of her Shares to the SEP. The Reporting Person retains all economic and other rights other than the right to exercise the voting rights in respect of such 11,181,399 Shares and Madame Badinter retains all economic and other rights in respect of such one Share, other than the right to exercise the voting rights thereof. The 11,181,399 Shares of which the right to exercise the voting rights was contributed to the SEP by the Reporting Person were part of the 11,300,000 Shares that, on September 22, 2004, the Reporting Person converted from registered to bearer form (so that such Shares would not attain double voting rights on September 24, 2004) and on the same date reconverted from bearer to registered form. The Reporting Person contributed the right to exercise the voting rights of the 11,181,399 Shares to the SEP in order to comply with its obligation under the 15% Voting Rights Standstill under the EB Shareholders’ Agreement and the Publicis Shareholders’ Agreement.

     As of September 24, 2004, (i) Madame Badinter and the Reporting Person entered into the First Amendment to the Shareholders’ Agreement between Madame Badinter and the Reporting Person, attached as Exhibit 10 hereto and incorporated herein by reference, pursuant to which such agreement was amended, among other things, to provide Madame Badinter with a first offer right to purchase any Shares for which the right to exercise the voting rights has been contributed by the Reporting Person to the SEP and which the Reporting Person wishes to dispose or otherwise transfer to a party other than a wholly-owned subsidiary of the Reporting Person, subject to specified exceptions and (ii) the Issuer and the Reporting Person entered into the First Amendment to the Shareholders’ Agreement between the Issuer and the Reporting Person, attached as Exhibit 11 hereto and incorporated herein by reference, pursuant to which such agreement was amended, among other things, to reflect the amendment to the SEP by-laws (statuts) providing Madame Badinter with a first offer right to purchase any shares for which the right to exercise the voting rights has been contributed by the Reporting Person to the SEP and which the Reporting Person wishes to dispose or otherwise transfer to a party other than a wholly-owned subsidiary of the Reporting Person, subject to specified exceptions.

     Other than as described above and in Item 6 or as set forth in the Agreements and the by-laws (statuts) of the SEP, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Schedule A hereto has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Generally, Shares of the Issuer entitle the holder thereof to one vote per Share. However, if the same shareholder holds Shares of the Issuer for a consecutive two-year period in registered form, these Shares are granted double voting rights. The following statements regarding interest in securities of the Issuer reflect such double voting rights, where applicable.

     The Reporting Person is the direct owner of 28,691,075 Shares, representing approximately 14.7% of the outstanding Shares. The Reporting Person contributed to the SEP the right to exercise the voting rights in 11,181,399 of the 28,691,075 Shares of which it is the direct owner. As a result, the Reporting Person has direct voting power with respect to approximately 14.4% of the total voting rights of the outstanding Shares.

     After completion of the Somarel Merger and by virtue of the EB Shareholders’ Agreement, the Reporting Person may be deemed for the purpose of Rule 13d-3 to beneficially own an additional (i) 6,922,320 Shares directly owned by Madame Badinter (including the Share the right to exercise the voting rights in which has been contributed to the SEP) and (ii) 13,273,020 Shares, in which Madame Badinter has a usufruct interest that entitles her to (x) all economic rights attached to such Shares and (y) vote such Shares at general shareholder meetings of the Issuer, such additional Shares representing in the aggregate approximately 10.3% of the outstanding Shares and approximately 16.7% of the total voting rights of the outstanding Shares. The Reporting Person disclaims any beneficial ownership of the Shares that are directly owned by Madame Badinter and the Shares in which Madame Badinter has a usufruct interest.

     Madame Badinter, as manager of the SEP, is entitled to exercise the voting rights in respect of the 11,181,399 Shares the right to exercise the voting rights in which the Reporting Person has contributed to the SEP and the one Share the right to exercise the voting rights in which Madame Badinter has contributed to the SEP. Such Shares represent approximately 4.6% of the total voting rights of the outstanding Shares.

     Based on the preceding, the Reporting Person may be deemed for the purpose of Rule 13d-3 to beneficially own an aggregate of 48,886,415 Shares, representing approximately 25.0% of the outstanding Shares, and approximately 35.8% of the total voting rights of the outstanding Shares.

     Mr. Narita beneficially owns 200 Shares, representing 0.0% of the outstanding Shares and 0.0% of the total voting rights of the outstanding Shares.

     All Share information and all percentages set forth in this Item 5 and in the cover page hereto are calculated based on 195,419,141 Shares outstanding as of September 24, 2004, representing an aggregate number of voting rights of 241,650,422, which number of Shares and voting rights were provided by or on behalf of the Issuer to the Reporting Person.

     (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of 0 Shares by virtue of the transfer restrictions contained in the EB Shareholders’ Agreement and the Publicis Shareholders’ Agreement. See Item 4.

     By virtue of the transfer restrictions contained in the EB Shareholders’ Agreement, the SEP by-laws (statuts) and the Publicis Shareholders’ Agreement, the Reporting Person may be deemed in certain circumstances to have the shared power to dispose of or to direct the disposition of 28,691,075 Shares, including the 11,181,399 Shares in which the right to exercise the voting rights was contributed to the SEP by the Reporting Person. See Item 4.

     Pursuant to the EB Shareholders’ Agreement, the Reporting Person has agreed not to vote a number of Shares owned by it that represents voting power in excess of 15% of the voting power of the Issuer, as calculated therein (the “15% Voting Limitation”).

     The Reporting Person may be deemed in certain circumstances to have shared power with Madame Badinter to vote or to direct the vote of 48,886,415 Shares, representing in the aggregate 86,472,630 of the total voting rights of the outstanding Shares, by virtue of the voting agreements in the EB Shareholders’ Agreement, the Publicis Shareholders’ Agreement and the SEP by-laws (statuts), subject to the 15% Voting Limitation. See Items 4 and 6.

     Mr. Narita has the sole power to vote or to direct the vote, and the sole power to dispose of or to direct the disposition of 200 Shares by virtue of his beneficial ownership of such Shares. Mr. Narita has the shared power to vote or to direct the vote, and the shared power to dispose of or to direct the disposition of 0 Shares.

     To the knowledge of the Reporting Person, the information required by Item 2 with respect to Madame Badinter is as follows: (i) Madame Badinter is a French citizen whose principal occupation is Lecturer at the Ecole Polytechnique, author, and President of the Supervisory Board; (ii) the business address of Madame Badinter is 133, Avenue des Champs Elysees, 75008 Paris, France. To the knowledge of the Reporting Person, during the past five years, Madame Badinter (x) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (y) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of any such civil proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person disclaims any beneficial ownership to (i) the Shares that are directly owned by Madame Badinter, (ii) the Shares of which the usufruct interest is owned by Madame Badinter and (iii) the Share the right to exercise the voting rights in which Madame Badinter contributed to the SEP.

     (c) Except for the (i) conversion by the Reporting Person of 11,300,000 of its Shares from registered to bearer form, (ii) reconversion by the Reporting Person of such 11,300,000 Shares from bearer to registered form, (iii) contribution to the SEP by the Reporting Person of the right to exercise the voting rights in 11,181,399 Shares, (iv) contribution to the SEP by Madame Badinter of the right to exercise the voting rights in one of her Shares and (v) the transfer of all right and interest in the Oshima Borrowed Shares from Mr. Oshima to the Reporting Person, neither the Reporting Person nor, to the knowledge of the Reporting Person, Madame Badinter, or any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Common Stock.

     The Reporting Person has entered into the EB Shareholders’ Agreement, the Publicis Shareholders’ Agreement and by-laws (statuts) of the SEP in respect of the securities of the Issuer.

     Among other things, the EB Shareholders’ Agreement, the Publicis Shareholders’ Agreement and the by-laws (statuts) of the SEP provide for transfer restrictions and voting agreements in respect of the Shares. See Item 4. Under the EB Shareholders’ Agreement, the Reporting Person has also agreed to vote (a) to elect Madame Badinter or her designee as chairperson of the Supervisory Board; (b) to elect to the Supervisory Board such persons designated by her; and (c) in favor of appointments of or changes in the members of management of the Issuer proposed by Madame Badinter, subject to certain specified requirements.

     The EB Shareholders’ Agreement provides for the creation of a special committee (the “Committee”) by Madame Badinter and the Reporting Person, to be composed of members of the Supervisory Board of the Issuer designated by Ms. Badinter and the Reporting Person. Under the EB Shareholders’ Agreement, Madame Badinter or her designee serves as chairperson of the Committee. The role of the Committee is to (1) examine all strategic decisions to be submitted for the approval of the Supervisory Board and/or the vote of the shareholders’ meetings of the Issuer, (2) determine the vote on matters on which the Reporting Person has agreed to vote as directed by Madame Badinter pursuant to the EB Shareholders’ Agreement and (3) in the case of a meeting convened at the direction of the Reporting Person, examine such other matters identified in writing by a member of the Committee designated by the Reporting Person.

     In addition, under the EB Shareholders’ Agreement, the Reporting Person has agreed that, after due consultation between the Reporting Person and Madame Badinter, the Reporting Person will vote its Shares as directed by Madame Badinter on the following matters: (i) specified decisions to amend the Issuer’s charter; (ii) any merger, consolidation or similar business combination of the Issuer with or into any other company as a result of which those shareholders who were shareholders of the Issuer immediately prior to such business combination shall have a majority of the outstanding votes and share capital of the surviving entity in such business combination, subject to specified requirements; (iii) declaration of dividends, subject to specified limitations; (iv) share capital increases to which the Reporting Person is entitled to subscribe by using preemptive rights or equivalent rights, subject to an aggregate limitation of 10% of the outstanding share capital of the Issuer as of March 7, 2002; and (v) reductions of share capital of the Issuer resulting from cancellation of shares pursuant to the Issuer’s stock repurchase program, subject to specified limitations. The EB Shareholders’ Agreement also provides that the Reporting Person will vote its Shares as it shall determine after due consultation between the Reporting Person and Madame Badinter on certain specified matters, including with respect to decisions relating to specified issuances of securities, specified asset transfers and specified related party transactions. Subject to satisfaction of certain specified conditions, the Reporting Person agreed to vote at shareholders’ meetings in favor of acceptance of the financial statements of the Issuer. Further, under the EB Shareholders’ Agreement, the Reporting Person agreed not to enter into specified agreements with third parties without the prior written permission of Madame Badinter or to permit its affiliates to take certain specified actions that results in the requirement to launch a tender offer.

     The Issuer and Madame Badinter have agreed in the Publicis Shareholders’ Agreement and the EB Shareholders’ Agreement, respectively, to take specified actions to protect the Reporting Person against dilution resulting from a capital increase of the Issuer through the issuance of securities following certain procedures.

     The preceding summary of the EB Shareholders’ Agreement, the Publicis Shareholders’ Agreement and the by-laws (statuts) of the SEP is not intended to be complete and is qualified by reference to the EB Shareholders’ Agreement, the Publicis Shareholders’ Agreement and the by-laws (statuts) of the SEP, which are all attached as Exhibits hereto and incorporated herein by reference.

     Other than as described in Items 4 and 6 or set forth in the EB Shareholders’ Agreement, the Publicis Shareholders’ Agreement and the by-laws (statuts) of the SEP, the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated March 7, 2002, as amended by Amendment No. 1 thereto, dated August 13, 2002, by and among Publicis Groupe S.A., Bcom3 Group, Inc., Philadelphia Merger Corp. and Philadelphia Merger LLC (incorporated herein by reference to Annex A to the Prospectus filed by Publicis Groupe S.A. on August 23, 2002)

Exhibit 2	Agreement and Plan of Merger, dated March 7, 2002, by and among Bcom3 Group, Inc., the Boston Three Corporation and Dentsu Inc.

(incorporated herein by reference to Annex C to the Prospectus filed by Publicis Groupe S.A. on August 23, 2002)

Exhibit 3	Strategic Alliance Agreement, dated as of November 30, 2003 between Dentsu Inc. and Publicis Groupe S.A. (incorporated herein by reference to Exhibit 3 to Amendment No.1 to Schedule 13D/A, filed by Dentsu Inc. on December 5, 2003)

Exhibit 4	Shareholders’ Agreement, dated as of November 30, 2003 between Dentsu Inc. and Publicis Groupe S.A. (incorporated herein by reference to Exhibit 4 to Amendment No.1 to Schedule 13D/A, filed by Dentsu Inc. on December 5, 2003)

Exhibit 5	Shareholders’ Agreement, dated as of November 30, 2003 between Dentsu Inc. and Madame Elisabeth Badinter (incorporated herein by reference to Exhibit 5 to Amendment No.1 to Schedule 13D/A, filed by Dentsu Inc. on December 5, 2003)

Exhibit 6	Agreement For the Transfer of the Nue-propriété of Certain Publicis Shares, dated September 24, 2002, by and among Wilmington Trust Company, acting as special nominee, Dentsu Inc. and Publicis Groupe S.A. (incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by Dentsu Inc. on October 4, 2002)

Exhibit 7	Agreement and Plan of Merger, dated as of March 28, 2003, by and among Publicis Group S.A. and Societe Anonyme Somarel (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed by Madame Elisabeth Badinter and Societe Anonyme Somarel on April 29, 2003)

Exhibit 8	Share Loan Agreement, dated December 20, 2002, by and between Dentsu Inc. and Mr. Fumio Oshima (incorporated herein by reference to Exhibit 8 to Amendment No.1 to Schedule 13D/A, filed by Dentsu Inc. on December 5, 2003)

Exhibit 9	By-Laws (statuts) of the Societé en Participation, adopted September 24, 2004 (unofficial English translation) (filed herewith)

Exhibit 10	First Amendment to the Shareholders’ Agreement, dated as of September 24, 2004, between Madame Elisabeth Badinter and Dentsu Inc. (filed herewith)

Exhibit 11	First Amendment to the Shareholders’ Agreement, dated as of September 24, 2004, between Publicis Groupe S.A. and Dentsu Inc. (filed herewith)

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 7, 2004

DENTSU INC.

By:	/s/ Megumi Niimura

Name: Megumi Niimura Title: Senior Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. If no business address is given the director’s or officer’s business address is 1-8-1, Higashi-shimbashi, Minato-ku, Tokyo 105-7001, Japan. Unless otherwise indicated, the occupation set forth opposite an individual’s name refers to the Reporting Person. All of the persons listed below are citizens of Japan.

Present Principal Occupation or
Employment
Name, Business Address	Including Name and Address of
and Citizenship	Employer

BOARD MEMBERS

Tateo Mataki	President & CEO

Tetsu Nakamura	Executive Vice President

Ko Matsumoto	Executive Vice President

Tatsuyoshi Takashima	Executive Vice President

Isao Maruyama	Senior Managing Director

Takehiko Kimura	Senior Managing Director

Hiromori Hayashi	Senior Managing Director

Kimiharu Matsuda	Managing Director

Michio Niiyama	Managing Director

Haruyuki Takahashi	Managing Director

Ryuichi Mori	Managing Director

Itsuma Wakasugi	Managing Director

Setsuo Kamai	Executive Director

Kunihiko Tainaka	Executive Director

Jun Sakakibara	Executive Director

Toyohiko Yamanouchi	Executive Director

CORPORATE AUDITORS

Hitoshi Hanatsuka	Senior Corporate Auditor

Kojiro Takahashi	Senior Corporate Auditor

Haruo Shimada	Corporate Auditor

Yoshiharu Mani	Corporate Auditor

EXECUTIVE OFFICERS

Sachio Demura	Senior Executive Officer

Megumi Niimura	Senior Executive Officer

Naoki Kobuse	Senior Executive Officer

Koichi Mizuno	Senior Executive Officer

Toichi Ogitani	Senior Executive Officer

Norichika Koyama	Senior Executive Officer

Shoichi Yamamura	Senior Executive Officer

Hiroshi Matsuzaki	Senior Executive Officer

Takehiko Joju	Senior Executive Officer

Tadashi Ishii	Senior Executive Officer

Tadahiko Nawa	Executive Officer

Yoji Kiyohara	Executive Officer

Tatsuya Tanaka	Executive Officer

Masuo Tachibana	Executive Officer

Kazuyoshi Nobuhara	Executive Officer

Shinzo Okamoto	Executive Officer

Osamu Fujiwara	Executive Officer

Tetsuo Machida	Executive Officer

Yasushi Matsushita	Executive Officer

Kotaro Sugiyama	Executive Officer

Fumio Higuchi	Executive Officer

Yoshihide Nakamoto	Executive Officer

Tomoharu Tsuruda	Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.	Agreement and Plan of Merger, dated March 7, 2002, as amended by Amendment No. 1 thereto, dated August 13, 2002, by and among Publicis Groupe S.A., Bcom3 Group, Inc., Philadelphia Merger Corp. and Philadelphia Merger LLC (incorporated herein by reference to Annex A to the Prospectus filed by Publicis Groupe S.A. on August 23, 2002)

2.	Agreement and Plan of Merger, dated March 7, 2002, by and among Bcom3 Group, Inc., the Boston Three Corporation and Dentsu Inc. (incorporated herein by reference to Annex C to the Prospectus filed by Publicis Groupe S.A. on August 23, 2002)

3.	Strategic Alliance Agreement, dated as of November 30, 2003 between Dentsu Inc. and Publicis Groupe S.A. (incorporated herein by reference to Exhibit 3 to Amendment No.1 to Schedule 13D/A, filed by Dentsu Inc. on December 5, 2003)

4.	Shareholders’ Agreement, dated as of November 30, 2003 between Dentsu Inc. and Publicis Groupe S.A. (incorporated herein by reference to Exhibit 4 to Amendment No.1 to Schedule 13D/A, filed by Dentsu Inc. on December 5, 2003)

5.	Shareholders’ Agreement, dated as of November 30, 2003 between Dentsu Inc. and Madame Elisabeth Badinter (incorporated herein by reference to Exhibit 5 to Amendment No.1 to Schedule 13D/A, filed by Dentsu Inc. on December 5, 2003)

6.	Agreement For the Transfer of the Nue-propriété of Certain Publicis Shares, dated September 24, 2002, by and among Wilmington Trust Company, acting as special nominee, Dentsu Inc. and Publicis Groupe S.A. (incorporated herein by reference to Exhibit 6 to the Schedule 13D filed by Dentsu Inc. on October 4, 2002)

7.	Agreement and Plan of Merger, dated as of March 28, 2003, by and among Publicis Group S.A. and Societe Anonyme Somarel (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed by Madame Elisabeth Badinter and Societe Anonyme Somarel on April 29, 2003)

8.	Share Loan Agreement, dated December 20, 2002, by and between Dentsu Inc. and Mr. Fumio Oshima (incorporated herein by reference to Exhibit 8 to Amendment No.1 to Schedule 13D/A, filed by Dentsu Inc. on December 5, 2003)

9.	By-Laws (statuts) of the Societé en Participation, adopted September 24, 2004 (unofficial English translation) (filed herewith)

10.	First Amendment to the Shareholders’ Agreement, dated as of September 24, 2004, between Madame Elisabeth Badinter and Dentsu Inc. (filed herewith)

11.	First Amendment to the Shareholders’ Agreement, dated as of September 24, 2004, between Publicis Groupe S.A. and Dentsu Inc. (filed herewith)